August 15, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, NE

Washington, D.C. 20549-4561

Attention: Joseph A. Foti

Re:	Grill Concepts, Inc
Form 10-K for the year ended December 31, 2006
Filed March 30, 2007
Form 8-K dated July 2, 2007
Filed July 6, 2007
File No. 000-23326

Ladies and Gentlemen:

Set forth below please find the responses of Grill Concepts, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC’) set forth in the letter, dated July 30, 2007, from Joseph A. Foti, Senior Assistant Chief Accountant of the SEC, to Wayne Lipschitz, Chief Financial Officer of the Company, with respect to the filings referenced above.

For convenient reference, the Company has set forth below in italics the Staff’s comment set forth in the comment letter.

Form 10-K for the fiscal year ended December 31, 2006

Notes to the consolidated financial statements

Note 2. Summary of Significant Accounting Policies, page F-8

Workers’ Compensation Loss Reserve, page F-12

1.	We note that during fiscal 2006, the Company changed it workers’ compensations policy to a guaranteed workers’ insurance plan, which limits its exposure to only the premiums to the plan. We also note that according to Note 4 on page F-22, workers’ compensation loss reserve increased from $567 in fiscal 2005 to $729 in fiscal 2006. In this regard, please explain to us how the change from your previous plan to the guaranteed workers’ compensation insurance plan affected your current year estimate for workers’ compensation loss reserves. Your response should address whether the change in plans resulted in a material increase or decrease in reserves that may require disclosure in paragraph 22 of SFAS No. 154. Also, explain why it appears the change from your previous plan to one that limits your exposure to only the premiums increased loss reserves as of December 31, 2006. You may provide an activity roll forward of the change in workers’ compensation loss reserves from prior year as part of your response.

Mr. Joseph A. Foti

August 15, 2007

Company Response:

During fiscal 2004 and 2005, as well as during the first eleven months of fiscal 2006, the Company’s workers’ compensation insurance was written under a “high deductible” policy. As a result, the Company recorded its best estimate of probable losses relating to its uninsured risks for incidents occurring on or before each quarterly balance sheet date. The Company used a consistent methodology during 2004 to 2006 to determine its estimate of probable losses. The increase in the reserve from $567,000 in fiscal 2005 to $729,000 in fiscal 2006 was primarily due to claim activity that occurred during fiscal 2006. The Company will continue to provide for an estimate of probable losses in future periods for claims that occurred from 2004 to 2006 until all claims under this high deductible policy are closed or otherwise settled.

During December 2006, the Company changed its coverage to a traditional workers’ compensation insurance policy, thus reducing the Company’s uninsured risks for prospective claims. The change in insurance coverage had no impact on the loss reserve as of December 31, 2006.

We do not believe the disclosure in paragraph 22 of SFAS No. 154 is required because our estimate of probable losses for our uninsured risks was made on a periodic basis in the normal course of business and was based on current claim activity. If in future periods we determine that a material change in estimate has occurred, we will include the disclosures required by paragraph 22 of SFAS No. 154.

In future filings, we will include additional disclosure to clarify the financial statement impact of changing from a high deductible policy to a traditional insurance policy.

Receivables, page F12

2.	We note that due to the lower than expected performance at the Portland Grill restaurant, you have not received any management fees earned at this location and as a result, you have a full reserve established for the receivables in each of the periods presented. In this regard, please tell us whether you have recognized any revenue relating to the management fees earned but not received from the Portland Grill restaurant for any of the periods presented. If so, please quantify the amount(s) for us and explain why you believe it is appropriate to recognize such fees when the amounts have not been collectible. If you have not recognized such revenue with in your statements of operations, please tell us and revise your disclosures in future filings to indicate where such amounts are recorded within your financial statements.

Mr. Joseph A. Foti

August 15, 2007

Company Response:

The Company recorded management fees from the Portland restaurant of $82,000 in 2004, $84,000 in 2005 and $101,000 in 2006, which approximates 0.1%, 0.1% and 0.1% of total revenues, respectively. Of these amounts, the Company collected $100,000 in the first quarter of 2007.

The Company follows the guidance in SAB 101 “Revenue Recognition in Financial Statements” in recording revenues related to the agreed upon management fees associated with its managed restaurant in Portland, Oregon. Amounts recorded as revenue meet the criteria established in SAB 101, as follows:

•	Persuasive evidence of an arrangement exists

A signed management agreement exists between the hotel owner and the Company, which establishes a management fee to be paid to the Company calculated as a percentage of restaurant revenues.

•	Delivery has occurred or services have been rendered.

The opening and continued operation of the restaurant under the existing agreement evidences that services have been, and continue to be, rendered.

•	The seller’s price to the buyer is fixed or determinable.

Per the management agreement the management fees have been established as a percentage of a determinable amount; 5% of restaurant revenues as well as an incentive fees based on profitability.

•	Collectibility is reasonably assured.

The agreement requires management fees to be paid on a monthly basis if there is sufficient Net Income Available for Distribution. If there is insufficient Net Income Available for Distribution for the month, then the management fees are deferred for future payment without interest, and treated as “Deferred Operator Fees.” While this allows for deferral of payment, the amounts are required to be paid to the Company when sufficient Net Income Available for Distribution exists.

The restaurant did not meet the threshold for remitting payment of management fees during fiscal 2004, 2005 and 2006. Accordingly, payment was deferred. The Company anticipated a period in which the threshold would not be met and that payments would not be received initially. Based on the restaurant’s financial projections, we believed this trend would not continue for the duration of the contract and that the ultimate collectibility of the management fees was reasonably assured. However, while evaluating the valuation of accounts receivable and based upon the evidence available, the Company concluded it appropriate to record a valuation allowance to offset the amounts deferred under the management agreement. The Company did not reconsider the collectibility criterion in SAB 101 after evaluating the valuation of accounts receivable.

Mr. Joseph A. Foti

August 15, 2007

Upon reconsideration of the collectibility criterion in SAB 101 we believe collectibility is not reasonably assured due to the deferral provision in the agreement and our historical experience of not meeting the threshold for payment.

The Company believes that the historical amounts of revenue recognized for the Portland management fee (0.1% of total revenues in 2004, 2005 and 2006) are not material to the consolidated financial statements taken as a whole. Additionally, due to the Company recording a provision for doubtful accounts for the management fee receivable, there is no difference in income from operations or net income in our historical financial statements. Accordingly, we respectfully advise the Staff that in future periods we will change our accounting for the Portland management agreement to recognize revenue when received (collectibility reasonably assured upon receipt of cash). In future filings, we will disclose our revenue recognition policy for the Portland management agreement.

Additionally, we advise the Staff that the Portland management agreement is not our current standard agreement. Our current standard agreement includes a provision for guaranteed management fees. Therefore, management fees for other managed locations are not based merely on the results from operations as in the case of the Portland restaurant.

Note 7 – Hotel Restaurant Properties, Inc. page F26

3.	Reference is made to your September 2006 agreement entered into with Hotel Restaurant Properties and it affiliates (“HRP”) entitled the HRP Purchase Agreement. With respect to this agreement, we note that you will pay HRP approximately $3.1 million and you recognized the full amount as a Non-Current Asset (i.e. Non-Compete Agreement) that is presently being amortized over the five-year term of that agreement. However, from disclosure in the footnotes and a review of the agreement (exhibit 10.1) as filed in the Form 8-K dated September 1, 2006, we note the new agreement provided material provisions and terms that eliminated or relinquished rights that previously existed under the prior HRP agreement. Some of these items noted that may not be all inclusive are as follows:

•	An elimination of the exclusivity to use HRP as exclusive party to identify potential hotel restaurant locations;

•	HRP agreed to transfer all right previously entitled to under a number of existing management agreements, including rights to receive fees, portion of net income, etc;

•	HRP relinquished rights to fees or other compensation related to your restaurants opened in pursuant to management, license or lease agreements entered on or after March 29, 2006;

•	An elimination of license granted to HRP to operated managed outlets;

Mr. Joseph A. Foti

August 15, 2007

•	An elimination of a restriction on HRP’s ability to provide similar hotel location to parties, other than the company;

•	An elimination of prior rights where HRP could cause you to purchase HRP and you could acquire HRP under certain conditions;

In addition to the material provisions in the HRP agreement that terminated or extinguished prior terms under your pre-existing contractual agreements with HRP, we note that a small section of the this new agreement pertains to a non-compete agreement where HRP for five years will not assist others in entering a lease, license, management agreement to operate a restaurant or provide other services / events at hotels.

Although the September 2006 HRP agreement contained a future non-compete agreement with HRP, from your disclosures and the agreement itself, it appears that a substantive portion of the terms and conditions of the September 2006 HRP agreement related to the termination or extinguishment of financial obligations (fees payable to HRP) and other restrictions from terms / provisions that existed in a prior contractual agreements with HRP that originally commenced in August 1998 with its amendments thereto. This also appears evident from the footnote disclosure on your representation that you entered into the HRP agreement in order to “eliminate current and future financial restrictions for fees payable” {emphasis added} to HRP as the company grows its business.

In this regard, it appears the above provisions in the new HRP agreement may be more appropriately characterized as the termination of a previous contractual arrangement and any related termination fees to eliminate fees payable should not be capitalized (or deferred). In this manner, where you eliminated, terminated, and relinquished rights under the prior arrangement, there will be no incremental revenues (but elimination of fees payable) that result from this new agreement. We believe this situation is more analogous to a termination of a management contract, the early extinguishment of debt or the early termination of a lease whereby the “one time” fees are intended to be paid to reduce or eliminate future management fees, interest cost or lease expenses. These types of “one-time” termination fees are generally charged to expense. Further, when a management contract is terminated, the related management services are no longer provided. Analogy is also made to similar guidance in paragraph 14 to 16 of SFAS 146, which state contract termination cost to terminate a contract before the end of its terms is a current period cost.

Furthermore, we believe that payments made for early termination of current and future financial restrictions for fees payable under a pre-existing contractual agreement do not meet the definition of an asset. Although it may eliminate future fees or compensation being paid to HRP because you continue to receive the fees from operations of the hotel-based restaurants, we note that you already received these amounts prior to eliminating HRP’s rights in this agreement. Therefore, the elimination of HRP rights and amounts obligated to be paid them is not enhancing or incrementally increasing your revenues. Reference is made to paragraphs 25 and 26 of FASB Concept 6, which states that an asset embodies a probable future benefit that involves a capacity to contribute directly or indirectly to future net cash inflows. The elimination of an obligation (liability) for current and future financial restrictions for fees payable as well as prior rights of HRP eliminates future cash outflows on fees owed, but it does not contribute to future cash inflows. Therefore, we believe that payments made in this manner should not be assets, as you do not receive future economic benefit that generates incremental cash inflows (revenues) from the early termination payment.

Mr. Joseph A. Foti

August 15, 2007

Therefore, please re-evaluate your accounting under this agreement, accordingly. As an enormous amount of the September 2006 agreement appears to pertain to the termination of rights and obligations under pre-existing contractual agreements with HRP, it appears that the full amount of the $3.1 million payment to be paid HRP may be appropriately expensed (within income (loss) form operations) unless you have objective supporting evidence for the portion of the $3.1 million to be paid that relates to the future non-compete section of this agreement. However, it also appears amounts relating to the non-compete provisions of the agreement may not be significant given the amount of the agreement’s material provisions solely relating to the termination of preexisting contractual rights as well as the non-compete agreement terms not providing total exclusivity given its prohibitions on a number of items. As such, it appears your financial statements should be restated for the above. Please amend your December 31, 2006 Form 10-K, accordingly. If you disagree and continue to believe that capitalization (or deferral) of costs is appropriate, please tell us whether the national office of Moss Adams, LLP has reviewed this matter, and if so, the name of the partner for whom you consulted and they concur and support the company’s conclusion on its accounting treatment.

Company Response:

Based on the Staff’s comments we have reevaluated our accounting for the HRP agreement and believe we incorrectly recorded the purchase of HRP’s contract rights as a non-current asset attributable to the Non-Compete Agreement.

On August 14, 2007, the Company filed amended quarterly reports on Form 10-Q with restated consolidated financial statements for the quarters ended September 24, 2006 and April 1, 2007 and an amended annual report on Form 10-K with restated consolidated financial statements for the year ended December 31, 2006.

The referenced amended reports filed restate the consolidated financial statements, with corresponding revisions to MD&A, to record the purchase price under the HRP Agreement as a “Contract termination cost” within “Income (loss) from operations”.

Mr. Joseph A. Foti

August 15, 2007

4.	We also note that the HRP agreement provides that you have agreed to indemnify HRP with respect to any additional tax that they may incur, as well as related penalties and interest, in the event that the goodwill allocated to the sale is reduced for tax purposes on audit or other adjustment. If future payments are made under this provision, it appears that they also should not be capitalized (or deferred), but expensed as incurred. In this regard, we believe with these types of payments you would also not receive any future economic benefit that would contribute to any future cash inflows as an asset. Please advise and confirm whether you agree with the above accounting for this portion of the agreement.

Company Response:

We respectfully advise the Staff that contingent payments made under the indemnity provisions in the HRP agreement will be expensed as incurred.

Note 11 – Income Taxes, page F-37

5.	In fiscal 2006, we note that your net income was due to the benefit for income taxes recognized whereby its primary component was the approximate $2.1 million reversal of valuation allowance on certain deferred tax assets. Specifically, you disclose that your reversal of $2.1 million of the valuation allowance was due to a demonstrated ability to generate taxable income and its demonstrated ability to utilize tax credits generated in a year or upon carryover. In view of this material change, it is unclear to us what specific change in circumstances or events that occurred in fiscal 2006 to cause your change in judgment about the realizability of the related deferred tax assets in future years. Please tell us whether you are relying upon any tax-planning strategies to implement this future realization of the tax benefit of these existing deductible temporary differences or carryovers. Also, please explain all the positive evidence that supports the conclusion that the valuation allowance should be materially reversed. In your response, please also indicate the amount of taxable income that has been generated in the last three (3) fiscal years, the time horizon for using the tax credits (e.g. General Business credit, etc.) as well as the company’s past history of accurate forecasts of future results. Assuming a satisfactory response, you should consider more enhanced and robust note disclosure based on your submitted response that may be necessary for this highly material change.

Company Response:

The Company evaluates the valuation of deferred tax assets in accordance with SFAS No. 109, which requires a more likely than not (a likelihood of more than 50 percent) assessment of the realizability of deferred tax assets. During 2006, due to our change in judgment about future years, we reversed the valuation allowance related to a significant portion of our temporary book and tax differences that result in deferred tax assets. Our change in judgment was supported by our demonstrated ability to generate taxable income. Our change in judgment did not include reliance upon any tax-planning strategies that would result in a material change in our assessment of the likelihood of realizability.

Mr. Joseph A. Foti

August 15, 2007

Prior to 2002, the Company had accumulated significant federal net operating losses. During 2002 to 2006, the Company had taxable income with the most significant income being generated in the last three years. During 2002 to 2006, we were able to fully use our federal net operating loss carryforwards. These later years have established a record of predictable cash flows and income.

More specifically the evidence that supported our change in judgment included the following:

•	Taxable income during fiscal 2004, 2005 and 2006 was $884,000, $2.2 million and $2.8 million, respectively;

•	The Company’s ability to recognize positive taxable income in excess of the accumulated federal net operating loss carryforwards;

•

Projected future taxable income for the fiscal 2007, 2008 and 2009 which we believe are based on reasonable assumptions supported by continued strength in our business, predictable income from existing operations, significant expansion plans and management proven ability to budget and forecast future operations; and

•	The expected reversals of existing taxable temporary differences.

The majority of the valuation allowance as of December 31, 2006, relates to our general business credits. We do not believe it is more likely than not that realizability of 100% of our general business credits is reasonably assured. We currently generate more tax credits in a given year than can be utilized due to limitations imposed by the AMT system. The amount of our valuation allowance as of December 31, 2006, was estimated using assumptions of expected usage and our ability to recharacterize the tax credits as deductions upon expiration. In future filings, the Company will provide enhanced income tax disclosure to explain management’s reasons that support the recognition of future tax benefits.

Form 8-K dated July 2, 2007

Registration Rights Agreement

6.	We note in connection with your July 2007 private placement transaction, you entered into a Registration Rights Agreement with investors under which you are required to file a registration statement with the SEC and in the event, the registration statement is not filed or declared effective by the SEC within the specified time periods, you will be required to pay damages pursuant to the amounts prescribed in the related agreements. In this regard, please tell us how you have accounted for the contingent obligation to make future payments or otherwise transfer consideration under the registration rights agreements within your financial statements. Your response to us should address how you considered the guidance in paragraph 7 of FSP EITF 00-19-2.

Mr. Joseph A. Foti

August 15, 2007

Company Response:

We respectfully advise the Staff that under our July 2007 Registration Rights Agreement we are obligated to use our best efforts to file a registration statement covering the resale of such shares within 30 days after the closing date of the 2007 private placement (July 17, 2007). We are obligated to use our best efforts to cause the SEC to declare such registration statement effective within 90 days after the closing date or, if the registration statement is reviewed by the SEC, within 120 days after the closing date. We must pay a cash penalty equal to 1% of the purchase price if, among other things: (i) the registration statement is not filed within 30 days of the closing date and on each 30th day thereafter until the filing or (ii) the registration statement is not declared effective within 90 days of the closing date (or 120 days of the closing date if the registration statement is reviewed by the SEC) and on each 30th day thereafter until the effective date.

The Company accounts for the contingent obligation to make future cash payments under the Registration Rights Agreement in accordance with SFAS No. 5 and FIN 14 as required by paragraph 7 of FSP EITF 00-19-2. At inception of the registration payment arrangement we believed the likelihood of incurring the contingent obligation to be at least reasonably possible, not probable. Therefore, we did not allocate the proceeds to the contingent obligation. If the likelihood of incurring the contingent obligation becomes probable, we will recognize the loss in earnings in accordance with paragraph 10 of FSP EITF 00-19-2.

7.	Also, please confirm to us that the disclosures included in the notes to your financial statements will meet the requirements outlined in paragraph 12 of FSP EITF 00-19-2 in future filings.

Company Response:

We respectfully confirm to the Staff that the Company will include the disclosures in the notes to its consolidated financial statements in accordance with the requirements outlined in paragraph 12 of FSP 00-19-2.

*******

Please be advised that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in each of its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Joseph A. Foti

August 15, 2007

Please do not hesitate to contact the undersigned (310-820-5559) with any questions regarding this response letter.

Very truly yours,

/s/ Wayne Lipschitz
Wayne Lipschitz Vice President and Chief Financial Officer Grill Concepts, Inc.